

17017666

PUBLIC

SSION

SEC
Mail Processing
Section
MAR 07 2017
Washington DC
414

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68260

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Young America Capital, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

141 East Boston Post Road
(No. and Street)

Mamaroneck	NY	10543
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Peter James Formanek 914-777-0100
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Weintraub & Associates, LLP
(Name – *if individual, state last, first, middle name*)

200 Mamaroneck Avenue	White Plains	NY	10601
(Address)	(City)	(State)	(Zip Code)

2017 MAR 9 AM 8:23
SEC / TM
RECEIVED

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Peter James Formanek, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Young America Capital, LLC, as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Notary Public, State of New York
No. 01JA6229593
Qualified in Westchester Coutny
Term Expires October 18, 2018

Notary Public

Signature

Financial Operations Principal
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

YOUNG AMERICA CAPITAL, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2016

ASSETS

Cash in bank	$ 33,967
Accounts receivable	142,314
Prepaid expenses	24,896
Total Assets	$ 201,177

LIABILITIES AND MEMBERS CAPITAL

Liabilities:	
Accounts payable and accrued expenses	$ 129,989
Members Capital	71,188
Total Liabilities and Members Capital	$ 201,177

See accompanying notes to financial statements.

Confidential Pursuant to Rule 17a-5(e)(3).

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	May 31, 2017
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 07 2017
Washington DC

SEC FILE NUMBER
8-68260

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Young America Capital, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

141 East Boston Post Road
(No. and Street)

Mamaroneck	NY	10543
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Peter James Formanek — 914-777-0100
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Weintraub & Associates, LLP
(Name – *if individual, state last, first, middle name*)

200 Mamaroneck Avenue	White Plains	NY	10601
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Peter James Formanek, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Young America Capital, LLC, as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Notary Public, State of New York
No. 01JA6229593
Qualified in Westchester Coutny
Term Expires October 18, 2018

Notary Public

Signature

Financial Operations Principal

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Weintraub & Associates, LLP
Certified Public Accountants
200 Mamaroneck Avenue
Suite 502
White Plains, New York 10601

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members
of Young America Capital, LLC

We have audited the accompanying statement of financial condition of Young America Capital, LLC as of December 31, 2016, and the related statements of operations, changes in liabilities subordinated to claims of creditors, changes in members capital, and cash flows for the year then ended. These financial statements are the responsibility of Young America Capital, LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Young America Capital, LLC as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Computation for Determination of Reserve Requirements and Information Relating to the Possession or Control Requirements For Broker Dealers Pursuant to Rule 15c3-3 and the Computation of Net Capital Pursuant to Rule 15c3 and Reconciliation of Computation of Net Capital has been subjected to audit procedures performed in conjunction with the audit of Young America Capital, LLC's financial statements. The supplemental information is the responsibility of Young America Capital, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation for Determination of Reserve Requirements and Information Relating to the Possession or Control Requirements For Broker Dealers Pursuant to Rule 15c3-3 and the Computation of Net Capital Pursuant to Rule 15c3 and Reconciliation of Computation of Net Capital is fairly stated, in all material respects, in relation to the financial statements as a whole.

WEINTRAUB & ASSOCIATES, LLP
Certified Public Accountants

Weintraub & Associates, LLP

White Plains, New York
February 27, 2017

Tel: (914) 761-4773 • Fax: (914) 761-2902
Website: www.weintraubcpa.com

YOUNG AMERICA CAPITAL, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2016

ASSETS

Cash in bank	$ 33,967
Accounts receivable	142,314
Prepaid expenses	24,896
Total Assets	$ 201,177

LIABILITIES AND MEMBERS CAPITAL

Liabilities:	
Accounts payable and accrued expenses	$ 129,989
Members Capital	71,188
Total Liabilities and Members Capital	$ 201,177

See accompanying notes to financial statements.

YOUNG AMERICA CAPITAL, LLC

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2016

Revenues:	
Fee income	$ 803,735
Interest income	12
Total Revenues	803,747
Expenses:	
Fee expense	667,944
Rent	15,312
Professional fees	15,780
Other expenses	108,570
Total Expenses	807,606
Net (loss)	($ 3,859)

See accompanying notes to financial statements.

YOUNG AMERICA CAPITAL, LLC

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF CREDITORS

FOR THE YEAR ENDED DECEMBER 31, 2016

Balance, January 1, 2016	$ -
Increase (decrease)	-
Balance, December 31, 2016	$ -

See accompanying notes to financial statements.

YOUNG AMERICA CAPITAL, LLC

STATEMENT OF CHANGES IN MEMBERS CAPITAL

FOR THE YEAR ENDED DECEMBER 31, 2016

Balance, January 1, 2016	$ 184,045
Equity contributions	30,002
Member distributions	(139,000)
Net (loss)	(3,859)
Balance, December 31, 2016	$ 71,188

See accompanying notes to financial statements.

YOUNG AMERICA CAPITAL, LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2016

Cash Flows From Operating Activities:	
Net (Loss)	($ 3,859)
Adjustments to reconcile net income to net cash provided by operating activities:	
(Increase) decrease in operating assets:	
Accounts receivable	(142,315)
Prepaid expenses	(6,781)
Increase (decrease) in operating liabilities:	
Accounts payable and accrued expenses	110,562
Total Adjustments	(38,534)
Net Cash (Used) By Operating Activities	(42,393)
Cash Flows From Financing Activities:	
Equity contributions	30,000
Member distributions	(139,000)
Net Cash Used In Financing Activities	(109,000)
Net (Decrease) in Cash	(151,393)
Cash, Beginning of Period	185,360
Cash, End of Year	$ 33,967

See accompanying notes to financial statements.

YOUNG AMERICA CAPITAL, LLC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2016

Note (1) - Nature of business:

Young America Capital, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC"), and members of Financial Industry Regulatory Authority, Inc. ("FINRA") and the Securities Investor Protection Corp. ("SIPC"). The Company operates as (a) an advisor and placement agent of marketable and non-marketable securities, (b) an advisor providing transaction structuring and assistance to early stage and growth stage entities, and (c) an advisor for mergers and acquisitions.

Note (2) – Summary of significant accounting policies:

(A) Fee income:
The Company recognizes fee income pursuant to the terms of each respective agreement executed for their services.

(B) Income taxes:
The Company files income tax returns on the cash basis as a partnership for federal and state income tax purposes. As such, the Company will not pay any income taxes, as any income or loss will be included in the income tax returns of the individual members. Accordingly, no provision is made for income taxes in the financial statements. The Company has adopted the uncertainty in income tax accounting standard. Adoption of this standard had no effect on the Company's financial statements. The Company remains subject to U.S. federal and state income tax audits for all periods subsequent to and including 2014.

As a limited liability company, the member's liability is limited to amounts reflected in their respective member account.

(C) Cash and cash equivalents:
For purposes of the Statement of Cash Flows, the Company considers all highly liquid debt instruments with an original maturity of three months or less to be cash equivalents. As of December 31, 2016, there were no cash equivalents.

(D) Use of estimates:
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could vary from those estimates.

YOUNG AMERICA CAPITAL, LLC

NOTES TO FINANCIAL STATEMENTS
(CONCLUDED)

DECEMBER 31, 2016

Note (2) - Summary of significant accounting policies - cont'd:

(E) Concentration of credit risk:
The Company maintains its cash in accounts that, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash and cash equivalents.

(F) Subsequent events evaluation:
Management has evaluated subsequent events through February 27, 2017, the date the financial statements were available to be issued.

Note (3) - Related party transactions:

The Company paid rent, utilities and occupancy costs together with administrative expenses to a company owned by the managing member. The total amount paid and expensed during the year ended December 31, 2016 was $12,000.

Note (4) – Net capital requirement:

As a registered broker-dealer, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1. The Rule requires that the Company maintain minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2016, the Company had net capital of $21,106, which exceeded its requirement of $8,666 by $12,440. The Company had a ratio of aggregate indebtedness to net capital of 6.2 to 1 at December 31, 2016.

YOUNG AMERICA CAPITAL, LLC

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3

DECEMBER 31, 2016

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in Paragraph (k) (2) (ii) of that rule.

YOUNG AMERICA CAPITAL, LLC

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

DECEMBER 31, 2016

Computation of Net Capital

Member's Capital	$ 71,188
Non-allowable assets:	
Accounts receivable, less related accrued expense	24,728
Prepaid expenses	24,896
Total non-allowable assets	49,624
Net capital before haircuts on proprietary positions	21,564
Haircuts	458
Net capital	21,106
Minimum net capital requirement - the greater of $5,000 or 6-2/3% of aggregate indebtedness of $129,989	8,666
Excess net capital	$ 12,440
Ratio of aggregate indebtedness to net capital	6.2 to 1
Schedule of aggregate indebtedness:	
Accounts payable and accrued expenses	$ 129,989
Total aggregate indebtedness	$ 129,989

Reconciliation with the Company's computation (included in Part IIA of Form X-17-a-5 as of December 31, 2016):

Net capital, as reported in the Company's Part IIA unaudited FOCUS report	$ 21,562
Audit adjustments affecting non-allowable assets	(24,728)
Audit adjustments affecting haircuts	(458)
Other audit adjustments	24,730
Net capital per above	$ 21,106

Weintraub & Associates, LLP
Certified Public Accountants
200 Mamaroneck Avenue
Suite 502
White Plains, New York 10601

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members
of Young America Capital, LLC

We have reviewed management's statements, included in the accompanying Young America Capital, LLC's Exemption Report, in which (1) Young America Capital, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Young America Capital, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (the "exemption provisions") and (2) Young America Capital, LLC stated that Young America Capital, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Young America Capital, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Young America Capital, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

WEINTRAUB & ASSOCIATES, LLP
Certified Public Accountants
Weintraub & Associates, LLP

White Plains, New York
February 27, 2017

Tel: (914) 761-4773 • Fax: (914) 761-2902
Website: www.weintraubcpa.com


Young America Capital
ACCESS. EXPERIENCE. INTEGRITY.

Young America Capital, LLC Exemption Report

Young America Capital, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3(k)(2)(i).

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k)(2)(i) throughout the period January 1, 2016 through December 31, 2016 without exception.

Young America Capital, LLC

I, Peter Formanek, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

Peter Formanek, Managing Member

February 27, 2017

141 East Boston Post Road, Mamaroneck, NY 10543
www.yacapital.com

Weintraub & Associates, LLP

Certified Public Accountants

200 Mamaroneck Avenue
Suite 502
White Plains, New York 10601

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

Board of Directors and Members of Young America Capital, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2016, which were agreed to by Young America Capital, LLC, and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Young America Capital, LLC's compliance with the applicable instructions of Form SIPC-7. Young America Capital, LLC's management is responsible for Young America Capital LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the amounts reported on the audited Form X-17A-5 (FOCUS Report) for the year ended December 31, 2016 with the amounts reported in Form SIPC-7 for the year ended December 31, 2016, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

WEINTRAUB & ASSOCIATES, LLP
Certified Public Accountants

Weintraub & Associates, LLP

White Plains, New York
February 27, 2017

YOUNG AMERICA CAPITAL, LLC

SCHEDULE OF THE DETERMINATION OF SIPC NET OPERATING REVENUES AND GENERAL ASSESSMENT

FOR THE PERIOD JANUARY 1, 2016 THROUGH DECEMBER 31, 2016

Determination of SIPC Net Operating Revenues:	
Total Revenue (FOCUS line 12/Part IIA line 9)	$ 803,747
Additions:	
Deductions:	
Clearance paid to other SIPC members	($ 9,761)
Total deductions	($ 9,761)
SIPC Net Operating Revenues	$ 793,986
Determination of General Assessment:	
SIPC Net Operating Revenues:	$ 793,986
General Assessment @ .0025	$ 1,985
Assessment Remittance:	
General Assessment	$ 1,985
Less: Payment Made With SIPC-6	($ 736)
Assessment Balance Due Paid February 2017	$ 1,249

Reconciliation with the Company's computation of SIPC Net Operating Revenues for the period January 1, 2016 through December 31, 2016:

SIPC Net Operating Revenues as computed by the Company on	
Form SIPC-7	$ 803,747
SIPC Net Operating Revenues as computed above	$ 803,747
Difference	$ 0